UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On September 11, 2023, AerCap Holdings N.V. (the “Company”) announced the launch and pricing of an underwritten secondary offering (the “Secondary Offering”) of 40,680,000 of its ordinary shares by GE Capital US Holdings, Inc. (the “Selling Shareholder”) at a price to the public of $59 per ordinary share. The Secondary Offering was upsized from the previously announced secondary offering of 32,400,000 ordinary shares.

In connection with the Secondary Offering, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with the Selling Shareholder and Goldman Sachs & Co. LLC, Citigroup Global Markets Inc., Barclays Capital Inc., BofA Securities, Inc. and J.P. Morgan Securities LLC, as representatives of the several underwriters named therein. Pursuant to the Underwriting Agreement, the underwriters have an option to purchase up to an additional 6,102,000 ordinary shares from the Selling Shareholder within 30 days from the date of the final prospectus supplement relating to the Secondary Offering (the “Option”). The above description of the Underwriting Agreement is qualified by reference to the Underwriting Agreement, a copy of which is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

Also pursuant to the Underwriting Agreement, the Company agreed to purchase from the underwriters 15,255,000 of its ordinary shares, plus a corresponding portion of any additional shares purchased by the underwriters pursuant to the Option, at a price per ordinary share equal to $57.35.

The information contained in this Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-270326 and 333-260359, Registration Statements on Form S-8, File Nos. 333-194638, 333-194637, 333-180323, 333-165839, and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Exhibits

1.1	Underwriting Agreement, dated September 11, 2023, by and among AerCap Holdings N.V, GE Capital US Holdings, Inc., Goldman Sachs & Co. LLC, Citigroup Global Markets Inc., Barclays Capital Inc., BofA Securities, Inc. and J.P. Morgan Securities LLC

99.1	AerCap Holdings N.V. Press Release

99.2	AerCap Holdings N.V. Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Date: September 11, 2023

EXHIBIT INDEX

1.1	Underwriting Agreement, dated September 11, 2023, by and among AerCap Holdings N.V, GE Capital US Holdings, Inc., Goldman Sachs & Co. LLC, Citigroup Global Markets Inc., Barclays Capital Inc., BofA Securities, Inc. and J.P. Morgan Securities LLC

99.1	AerCap Holdings N.V. Press Release

99.2	AerCap Holdings N.V. Press Release

4